THE SNIPER ENTERPRISE, CORP

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2019 and 2020

(Unaudited)

THE SNIPER ENTERPRISE, CORP
Balance Sheet

	As of December 31,	
	2020	**2019**
ASSETS		
CURRENT ASSETS	-	-
Cash and cash equivalents	-	-
Prepaid Expenses	-	-
Accounts Receivable	-	-
TOTAL CURRENT ASSETS	-	-
TOTAL ASSETS	-	-
LIABILITIES AND SHAREHOLDERS EQUITY		
CURRENT LIABILITIES		
Accounts Payable	-	-
TOTAL LIABILITIES	-	-
SHAREHOLDER'S EQUITY	-	-
Capital Stock (100 shares authorized)	-	-
Additional Paid in Capital	-	-
TOTAL LIABILITIES AND SHAREHOLDER EQUITY	-	-

THE SNIPER ENTERPRISE, CORP
Statement of Operations

	2020	2019
Operating Income	-	-
Income from Fights	-	-
Income from Promotional Events	-	-
Cost of Goods Sold	-	-
Gross Profit	-	-
Operating Expenses		
Advertising & Marketing	-	-
Bank Charges & Fees	-	-
Boxing Participation Fees	-	-
Chiropractic & Wellness	-	-
Legal & Professional Services	-	-
Meals & Entertainment	-	-
Rent & Lease	-	-
Salaries & Wages	-	-
Training Equipment	-	-
Travel	-	-
Utilities	-	-
Net Income	-	-

THE SNIPER ENTERPRISE, CORP
Consolidated Statement of Equity

	COMMON STOCK		PREFERRED STOCK		Additional	Retained Earnings	
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE							
Contributions	-	$-	-	$-	$-	$-	$-
Other comprehensive gain/(loss)	-	$-	-	$-	$-	$-	$-
Net income	-	$-	-	$-	$-	$-	$-
ENDING BALANCE, DECEMBER 31, 2020	-	$-	-	$-	$-	$-	$-

THE SNIPER ENTERPRISE, CORP
Statement of Cash Flows

	2020	2019
Cash Flows From Operating Activities	-	-
Net Income (Loss) For The Period	-	-
Change in Prepaid Expenses	-	-
Change in Payables	-	-
Net Cash Flows From Operating Activities	-	-
Cash Flows From Financing Activities		
Business and Personal Grants	-	-
Net Cash Flows From Financing Activities	-	-
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	-	-
Cash at End of Period	-	-

THE SNIPER ENTERPRISE, CORP

NOTES TO THE FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2020 and 2019

1. ORGANIZATION AND PURPOSE

The Sniper Enterprise, Corp (the "Company"), is a corporation organized under the laws of the State of Florida. The Company operates Professional Athlete Management Services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2020 and December 31, 2019, the Company's cash positions include its operating bank account.